File No. 70-9369

                    SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C.

                                FORM U-1/A

                             Amendment No. 1

                                    To

                                 FORM U-1

                                APPLICATION

                                 UNDER THE

                PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                          Energy East Corporation
                              P.O. Box 12904
                       Albany, New York  12212-2904

                                    and

                       Energy East Enterprises, Inc.
                        c/o Energy East Corporation
                              P.O. Box 12904
                       Albany, New York  12212-2904

          (Name of company or companies filing this statement and address of principal executive offices)

                         Kenneth M. Jasinski, Esq.
                 Senior Vice President and General Counsel
                        c/o Energy East Corporation
                              P.O. Box 12904
                       Albany, New York  12212-2904
                        Telephone:  (518) 434-3019

                (Names and addresses of agents for service)

                                Copies to:

                              Frank Lee, Esq.
                          Huber Lawrence & Abell
                             605 Third Avenue
                         New York, New York 10158
                        Telephone:  (212) 682-6200
     The Form U-1 Application in this proceeding, originally filed with the Commission on September 30, 1998, is hereby amended and restated to read as follows:

Item 1. Description of Proposed Transaction.
A. Introduction
     Pursuant to Sections 3(a)(1), 9(a)(2) and 10 of the Public Utility Holding Company Act of 1935, as amended (the "Act"), Energy East Corporation ("EEC"), a New York corporation and an exempt public utility holding company, hereby requests that the Securities and Exchange Commission (the "Commission") authorize the transaction described herein (the "Transaction") pursuant to which EEC, through Energy East Enterprises, Inc. ("EEC Enterprises"), a Maine corporation and a wholly-owned subsidiary of EEC, will acquire at least 50% of the voting securities of CMP Natural Gas, L.L.C. ("Maine GasCo"), a Maine limited liability company. Maine GasCo will construct, own and operate a small local natural gas distribution system (the "Maine GasCo System") which will provide on a non-exclusive basis natural gas service in certain areas of Maine which do not currently receive natural gas service. The remaining voting securities of Maine GasCo will be held by CMP Group, Inc. ("CMP Group"),1 an exempt public utility holding company, through New England Gas Development Corporation ("New England Gas"), a wholly-owned subsidiary of CMP Group, pursuant to a Joint Venture Agreement dated as of November 13, 1997, as amended (the "Joint Venture Agreement") between Central Maine Power Company ("CMP"), a subsidiary of CMP Group and New York State Electric & Gas Corporation ("NYSEG"), a
_____
1 CMP Group is filing a contemporaneous application on Form U-1 in connection with the Transaction.

wholly-owned subsidiary of EEC. The Joint Venture Agreement is attached hereto as Exhibit B-1.
     As noted above, EEC is currently a public utility holding company exempt from all provisions of the Act, except Section 9(a)(2), under Section 3(a)(1) of the Act by order of the Commission dated March 4, 1998. See, Energy East Corporation, Holding Co. Act Release No. 26834 (1998). EEC owns all of the outstanding common stock of two public utility companies as defined under the Act: NYSEG and NGE Generation, Inc. ("NGE Generation"), both of which are organized and operate virtually exclusively in the State of New York.2
     EEC seeks an order of exemption for itself and for EEC Enterprises following the consummation of the Transaction. Notwithstanding the fact that Maine GasCo (when it begins commercial operation) will be a public utility subsidiary of EEC organized and operating in Maine, EEC will continue to be a public utility holding company entitled to an exemption under
Section 3(a)(1) of the Act because Maine GasCo will only account
_____
2 Among its other activities, NGE Generation sells some electricity at wholesale from certain of its generating stations into the Pennsylvania-New Jersey-Maryland Interconnection (PJM Power Pool) which sales in 1997 accounted for less than 5% of NYSEG's total operating revenues. However, as noted below, NGE Generation has accepted offers to purchase its Generation Assets and therefore, after consummation of the sale of the Generation Assets, NGE Generation will no longer make such sales into the PJM Power Pool. See footnote 4, below.
for a de minimis part of EEC's utility operations.3   Thus, EEC
and each public utility subsidiary from which it derives a material part of its income (i.e., NYSEG and NGE Generation) will continue to be organized and to operate predominantly in the State of New York. In addition, upon consummation of the Transaction, EEC Enterprises will become a public utility holding company within the meaning of the Act by virtue of its ownership of at least 50% of the voting securities of Maine GasCo (which will be a public utility subsidiary when it begins commercial operation). After consummation of the Transaction, EEC Enterprises will be entitled to an exemption under Section 3(a)(1) of the Act because EEC Enterprises and Maine GasCo will both be organized and carry on their business in the State of Maine, and neither EEC Enterprises nor Maine GasCo will derive a material part of its income from a public utility subsidiary that carries on its business and/or is organized outside of the State of Maine.
_____
3 Specifically, it is projected that Maine GasCo's revenues in 1999, 2000 and 2001 will account for less than 1% of EEC's consolidated revenues. Although the term "material part of its income" is not defined in the Act, in many instances, holding companies with out-of-state utility subsidiaries accounting for a substantially higher percentage of holding company revenues have been permitted to claim an exemption under Section 3(a)(1). For example, in Yankee Atomic Electric Co., 36 S.E.C. 552 (1948), the Commission granted an exemption under Section 3(a)(1) in a case where 2% of the holding company's revenues were derived from an out-of-state utility subsidiary. See also, Commonwealth Edison, 28 S.E.C. 172 (1948) (holding that utility subsidiary accounting for between 2.7% and 3.3% of system revenues is not providing a material part of income).
B. EEC
     1.  Description of EEC and Subsidiaries
     On May 1, 1998, EEC became the holding company for (i) NYSEG, a combination electric and gas utility company engaged in the business of transmitting and distributing electricity, transporting and distributing natural gas and generating electricity from its nuclear and hydroelectric stations all in the State of New York; and (ii) NGE Generation, an electric utility company as defined under the Act, engaged in the business of generating electricity. EEC's common stock is publicly traded on the New York Stock Exchange. EEC's principal executive offices are located at P.O. Box 12904, Albany, York 12212-2904.
     EEC Enterprises was organized in 1998 and was formed to hold the voting securities of Maine GasCo. EEC Enterprises is a wholly-owned subsidiary of EEC. It currently holds no public utility assets and is neither a "public utility company" nor a "holding company" under the Act.
     EEC also has a number of direct and indirect subsidiaries that are not "public utility companies" under the Act. These include Somerset Railroad Corporation ("SRC"), a New York corporation, and NGE Enterprises, Inc. ("NGE Enterprises"), a
Delaware corporation.   SRC is a wholly-owned subsidiary of NGE
Generation and was formed in August 1979 to own and operate a rail line that primarily transports coal and other materials to NGE Generation's Kintigh generating station. NGE Enterprises is a wholly-owned subsidiary of EEC and was formed in April 1992 to hold the stock of certain non-utility subsidiaries and to conduct energy service business activities through its direct and indirect subsidiaries. NGE Enterprises' current direct and indirect subsidiaries are as follows:
     NYSEG Solutions, Inc. ("Solutions"), a New York corporation, is a wholly-owned subsidiary of NGE Enterprises and was formed to market electricity and natural gas to end users and provide wholesale commodities to retail electric suppliers in the Northeast.
     Energy East Telecommunications, Inc., a Delaware corporation, is a wholly-owned subsidiary of NGE Enterprises and was formed to provide telecommunication services, including the construction and operation of fiber optic networks.
     NGE Technology Corporation ("NGE Technology"), a Delaware corporation, is a wholly-owned subsidiary of NGE Enterprises and was formed to own NGE Enterprises' investment in EnerSoft Corporation.
     EnerSoft Corporation, a Delaware corporation, is a wholly-owned subsidiary of NGE Technology. It is in the process of dissolving.
     NGE Environmental, Inc. ("NGE Environmental"), a Delaware corporation, is a wholly-owned subsidiary of NGE Enterprises and was formed to own NGE Enterprises' investments in environmental engineering and consulting services businesses.
     NGE Funding Corporation, a Delaware corporation, is a wholly-owned subsidiary of NGE Enterprises and provides financial services such as loans and leases for energy services-related equipment installations.
     NGE EnergyPoints, Inc., a Delaware corporation, is a wholly-owned subsidiary of NGE Enterprises and provides energy usage information, utility bill consolidation and bill payment services for large, multi-site industrial customers.
     S-H-N Technologies, L.L.C. ("S-H-N"), a Delaware limited liability company, is owned 50% by NGE Environmental and 50% by S-H-U USA Corp., a subsidiary of the German firm Saarberg-Holter Umweltechnick GmBH. S-H-N provides clean air solutions for the international utility market.
     XENERGY Inc. ("XENERGY"), a Massachusetts corporation, is a wholly-owned subsidiary of NGE Enterprises and is an energy services, information systems and consulting company that specializes in energy management, conservation engineering and demand-side management. In addition, by order of the Federal Energy Regulatory Commission ("FERC") dated June 9, 1997, XENERGY received authorization to sell wholesale power at market-based rates.
     XENERGY Canada, Inc., incorporated in Quebec, Canada, is a wholly-owned subsidiary of XENERGY and is the software developer of a utility client management system.
     XENERGY International, Inc. ("XENERGY International"), a Delaware corporation, is a wholly-owned subsidiary of XENERGY and is an energy services, information systems and consulting company that specializes in energy management, conservation engineering and demand-side management in the United Kingdom and Spain.
     KENETECH Energy Management, Inc. ("KENETECH"), a Massachusetts corporation, is a wholly-owned subsidiary of XENERGY and is an energy services company specializing in energy management.
     KEM 1991, Inc. ("KEM 1991"), a Delaware corporation, is a wholly-owned subsidiary of KENETECH and is an energy services company specializing in energy management.
     KENETECH Energy Management International, Inc. ("KENETECH International"), a Delaware corporation, is a wholly-owned subsidiary of KENETECH and is an energy services company specializing in energy management.
     KEM Partners 1991, L.P., a Delaware limited partnership, is a wholly-owned subsidiary of KEM 1991, and is an energy services company specializing in energy management.
     KENETECH Energy Management, Limited ("KENETECH Limited"), a limited company formed in Ontario, Canada, is a wholly-owned subsidiary of KENETECH International and is an energy services company specializing in energy management.

     2.  Existing Utility Operations
     As mentioned above, NYSEG, a regulated public utility incorporated under the laws of the State of New York, is engaged in the business of transmitting and distributing electricity, transporting and distributing natural gas and generating electricity from its nuclear and hydroelectric stations all in the central, eastern and western parts of the State of New York. NYSEG provides electricity to approximately 815,000 customers and provides natural gas to approximately 240,000 customers. In providing this service, NYSEG is subject to regulation with respect to retail rates by the Public Service Commission of the State of New York (the "NYPSC") under the Public Service Law of the State of New York and to regulation with respect to wholesale rates by the FERC.
     NYSEG currently provides natural gas service to customers throughout twenty-nine counties, incorporating eighty-two cities and villages, and one hundred thirty-eight towns in the State of New York. NYSEG's natural gas business consists primarily of rural natural gas distribution, covering 6,116 square miles with a population of 1,072,000 people. NYSEG operates and maintains approximately 400 miles of transmission pipeline, 3,600 miles of distribution main, 3,400 miles of service laterals and 88 purchase stations. NYSEG has transportation and/or storage contracts with eight major interstate pipelines, two major intrastate pipelines, the TransCanada Pipeline and four New York local distribution companies.
     NYSEG began offering open access gas transportation to its large commercial and industrial customers in 1986. In 1988, NYSEG began offering unbundled transportation to small commercial customers. In 1996, NYSEG began its aggregation transportation program for residential and small commercial customers. NYSEG currently has over one thousand transportation-only customers, which constitute more than one-third of its system throughput.
 NYSEG operates its local natural gas distribution business through thirteen division offices, each capable of constructing, operating and maintaining a non-contiguous gas system. A Corporate Engineering, Operations, and Quality Assurance Department supports all field operations, operates a gas meter testing laboratory and performs gas quality testing from suppliers. NYSEG generally performs all engineering, operation and maintenance work with its internal work force. Pipeline contractors perform ninety percent of all new pipeline construction. Independent heating dealers perform consumer equipment conversions and new installations. NYSEG also maintains an active trade ally program that provides training, advertising, feedback, and other support to heating, ventilation and air conditioning contractors. NYSEG provides gas emergency response training to fire departments and emergency responders in every community it serves. Additionally, NYSEG's state-of-the-art gas control facilities include real-time data communications from purchase stations and transportation customers. NYSEG also contracts for and manages pipeline capacity and gas supply for existing and new franchises in order to remain competitive with alternative fuels.
     NYSEG brings to the joint venture substantial expertise in the natural gas industry, especially in distributing natural gas to a disaggregated service territory. NYSEG also has experience in providing unbundled transportation customers with ancillary services such as balancing, a gas supply pool, a capacity assignment tariff and an electronic bulletin board. In addition, NYSEG operates the only operational bedded salt storage facility in the northeastern United States. In an effort to control pipeline costs, it is also an active releaser of pipeline capacity and participates in the off-system repackaged gas market. Approximately 28.5% of NYSEG's gas supply originates from the Western Canadian Sedimentation Basin, 63% from the Texas and Louisiana basins, 7.2% from Appalachia, and 1.3% from other sources.
     EEC owns 100% of the capital stock of NGE Generation, which was organized to engage in the generation business. NGE Generation currently owns 50% of the Homer City generating station and owns and operates the Kintigh, Milliken, Goudey, Greenidge, Hickling and Jennison generating stations and certain associated assets and liabilities ("Generation Assets").4 NGE
_____
4 In August 1998, NGE Generation accepted offers to sell the Generation Assets to The AES Corporation and Edison Mission Energy. The contract with The AES Corporation is for the purchase of the generation assets in New York State, and the contract with Edison Mission Energy is for the purchase of the Homer City generating station in Pennsylvania. The total sales price provides full recovery of the net book value of the Generation Assets. Pursuant to NYSEG's restructuring plan approved by the NYPSC in January 1998, all proceeds, net of taxes and transaction costs, in excess of the net book value of the Generation Assets, less funded deferred taxes, will be used to write down NYSEG's 18% investment in Nine Mile Point nuclear generating unit No. 2. This transaction will not adversely affect the financial condition of EEC or any of its subsidiaries. The sales are expected to close after the approval of the sales have been obtained from all of the appropriate regulatory bodies.
Generation is subject to light regulation by the NYPSC and to regulation by the FERC with respect to wholesale rates.
     As stated above, EEC is currently exempt from registration pursuant to Section 3 of the Act. In addition, there is de facto integration of EEC's gas and electric utility properties. Specifically, the EEC system currently consists of a large integrated electric utility system and a smaller integrated gas utility system which together are operated on a coordinated basis offering services to customers in substantially the same area in the State of New York. The entire EEC system is operated as a single coordinated system to the extent that there is a significant degree of centralized planning (including accounting, financial planning and analysis, financial reporting, human resources, regulatory affairs, information systems, insurance, legal, payroll, purchasing, tax, training, treasury, transportation, billing support, telecommunications, meter installation and reading, real estate, facilities management, call center services, engineering, construction and environmental services and general administrative services).
C.  Description of the Proposed Transaction
     1.   The Joint Venture Agreement
     NYSEG and CMP have executed the Joint Venture Agreement, which provides for among other things, the formation of a joint venture company, Maine GasCo. Maine GasCo is a Maine limited liability company, governed in accordance with the terms and conditions of the Joint Venture Agreement. In contemplation of the formation of holding company structures for both parties, the Joint Venture Agreement was made assignable by both parties
to their respective affiliates.   NYSEG and CMP have assigned
their interests in the Joint Venture Agreement to EEC Enterprises and New England Gas, respectively.
     The Joint Venture Agreement provides that Maine GasCo will engage in the business of owning, constructing, and operating a small local natural gas distribution system that will distribute natural gas and provide other related local services in certain areas of Maine which do not currently receive natural gas service. EEC Enterprises and New England Gas will be the initial members of Maine GasCo. EEC Enterprises will hold at least 50% of the membership interests and New England Gas will hold the remaining membership interests. Each member's ownership interest is subject to adjustment in accordance with the Joint Venture Agreement. EEC Enterprises and New England Gas will each contribute their respective shares of the initial capital of Maine GasCo in amounts proportionate to the ownership percentages of each such Maine GasCo member and will contribute all or some portion of this sum in cash when the Management Committee requires the contribution. Maine GasCo members will make additional capital contributions if the Maine GasCo members holding a majority interest vote to require such contributions, or if the Manager determines that Maine GasCo's cash reserves and reasonably anticipated revenues are less than its budgeted working capital needs for the next six succeeding months. Pursuant to the Joint Venture Agreement, net profits and net losses will be allocated between the Maine GasCo members in proportion to the ownership percentage that each Maine GasCo member holds.
     The Joint Venture Agreement establishes a Management Committee consisting of three EEC Enterprises appointees and three New England Gas appointees and generally vests a designated Manager, who will be located in Maine, with exclusive authority to manage the business of Maine GasCo within the limitations set forth in the Joint Venture Agreement, the Articles of Organization, or any Statement of Authority under the Maine Limited Liability Company Act. The Joint Venture Agreement authorizes the Manager to perform any and all acts customary or incident to the business of Maine GasCo. The Joint Venture Agreement also authorizes the Manager to delegate authority and to hire or contract for appropriate and necessary services. Certain actions may be taken by the Manager only upon the affirmative vote of a majority of the members of the Management Committee. These actions include the following: incurring indebtedness, issuing obligations, confessing certain judgments, incurring certain liabilities, making certain capital expenditures or incurring certain operating expenses, consummating transactions between Maine GasCo and a Maine GasCo affiliate or Maine GasCo member, establishing certain reserves, making distributions to Maine GasCo members, contravening the Joint Venture Agreement, causing Maine GasCo to become bankrupt or dissolve, transferring substantially all of the assets of Maine GasCo, entering into derivative transactions, declaring a distribution of profits, engaging in business acquisitions, calling for certain additional capital contributions, appointing or removing an officer, and establishing employee compensation.
     A vote of the Maine GasCo members holding at least a majority of the voting interests may remove the Manager with or without cause. The Maine GasCo member who appoints a person to the Management Committee may remove such person with or without cause at any time. The Manager and any Management Committee member may resign at any time. Maine GasCo members holding a majority of the voting interests may fill any vacancies in the position of Manager by affirmative vote, which Manager will hold the position until the election and qualification of a successor, or the Manager's resignation or removal. The Joint Venture Agreement limits the liability of a Maine GasCo member for any debts or losses of Maine GasCo to its respective capital contribution to Maine GasCo, except as otherwise required by law. The Joint Venture Agreement provides for the resolution of stalemates or impasses among the Management Committee by appeal to the Chief Executive Officers of the Maine GasCo members, and by arbitration in the event that the Chief Executive Officers are unable to resolve the impasse.
     The Joint Venture Agreement contains customary representations and warranties, including representations regarding corporate existence and authority to execute the Joint Venture Agreement. The Joint Venture Agreement requires that any and all disputes arising therefrom will be settled by arbitration in accordance with the procedures described above for the resolution of stalemates or impasses, but authorizes injunctive relief when an arbitrator's award would not adequately protect the rights of a party. The parties to the Joint Venture Agreement have also agreed not to compete with one another with regard to the business of Maine GasCo. In addition, any party that ceases to be a Maine GasCo member will not hire employees of Maine GasCo for three years after that party ceases to be a Maine GasCo member, and the parties have agreed that Maine GasCo and any of its subsidiaries will not employ the employees of a Maine GasCo member or an affiliate under certain conditions. The Joint Venture Agreement contains other customary terms and conditions, including provisions regarding indemnification, the use of confidential information, the holding and conduct of meetings, distributions to Maine GasCo members, transfers of membership interests in Maine GasCo, dissolution, and interpretation of the Joint Venture Agreement.
2.   Operations of Maine GasCo
     Maine GasCo currently expects to furnish natural gas service in Maine on a non-exclusive basis in the Bethel and Windham areas, the greater Augusta area, the greater Waterville area, the greater Bangor area, and the coastal area including Brunswick and Bath. Maine GasCo also anticipates furnishing natural gas service to other towns, which are listed in Appendix A to this Application. Maine GasCo expects to provide both merchant sales and transportation services. Maine GasCo has evaluated whether it will provide transportation services to small commercial and residential monthly metered customers. Due to the small size of Maine GasCo, the low load factors of such small customers, and the lack of planned storage on the available pipelines, as well as the administrative difficulty of tracking usage and operationally balancing such usage and nominations for small pools of monthly metered customers, Maine GasCo has determined that provision of such transportation services is currently not feasible. If and when such transportation service does become feasible, Maine GasCo expects to propose a small customer transportation service based upon its operational capabilities.
     As set forth in more detail in Item 4 - Regulatory Approvals, CMP Group received authorization from the Maine Public Utilities Commission ("MPUC"), in Docket No. 96-786, to furnish on a non-exclusive basis, through Maine GasCo, natural gas service in such areas. In this order, the MPUC noted that authorizing more than one local distribution company to provide service in a given area will result in beneficial competition to obtain customer load so that system expansion may ultimately be greater in a given area than it would be if only one entity was authorized to provide service in such area. A copy of this order is attached hereto as Exhibit D-1. In addition, on May 1, 1998, the MPUC, in Docket No. 98-077, issued its order, attached hereto as Exhibit D-2, authorizing the formation of New England Gas and Maine GasCo, and authorizing the initial capitalization of Maine GasCo. In accordance with this approval and the terms of the Joint Venture Agreement, the proposed capital structure of Maine GasCo will be based on fifty percent (50%) equity and fifty percent (50%) debt, which would finance an initial $40 million construction program. EEC Enterprises and New England Gas plan to initially capitalize Maine GasCo with an aggregate of $20 million in equity contributions made by each party in proportion to its ownership percentage. EEC Enterprises and New England Gas also plan to make available additional capital as necessary and consistent with the rules and conditions established by the MPUC.
     Maine GasCo expects to derive its supply of natural gas from the Western Canadian Sedimentation Basin via the proposed Portland Natural Gas Transmission System pipeline ("PNGTS") and from the gas fields near Sable Island off Nova Scotia via the proposed Maritimes & Northeast pipeline ("M&N"), both of which are currently under development. The FERC has issued certificates under Section 7 of the Natural Gas Act authorizing the construction of these pipelines. Development of these pipelines is proceeding on schedule. PNGTS expects commercial operation in early 1999, and M&N expects commercial operation in November, 1999.
     The NYSEG and Maine GasCo systems will be coordinated in order to enable Maine GasCo to enter the natural gas business with an experienced management team in place. In addition, affiliates of EEC Enterprises will provide administrative and consulting services to Maine GasCo. The services may include, among other things: accounting, regulatory affairs, legal, purchasing, billing support, telecommunications, engineering, construction services, mapping, training, meter services and testing, marketing, gas supply and control, gas transportation and general administrative support. Coordination of NYSEG's system with the Maine GasCo System and the provision of any services by NYSEG or any other EEC subsidiary will be done in accordance with NYPSC approved affiliate transaction procedures. Allocations of cost will be done pursuant to NYPSC approved cost allocation guidelines. It is currently contemplated that the provision of services to Maine GasCo by NYSEG and its affiliates will be pursuant to a master services agreement which will conform to NYPSC rules and guidelines and which must be approved by the MPUC.

Item 2.     Fees, Commissions and Expenses.
     The fees, commissions and expenses to be paid or incurred, directly or indirectly, in connection with the Transaction, inclusive of legal fees and expenses, are estimated at not more than $65,000.

Item 3.     Applicable Statutory Provisions.
     Sections 3(a)(1), 9(a)(2) and 10 of the Act apply to the Transaction. Section 9(a)(2) of the Act makes it unlawful, without approval of the Commission under Section 10, "for any person ... to acquire, directly or indirectly, any security of any public utility company, if such person is an affiliate ... of such company and of any other public utility or holding company, or will by virtue of such acquisition become such an affiliate." Because EEC presently is an "affiliate" of two public utility companies (i.e., NYSEG and NGE Generation) and by virtue of the Transaction will also become an "affiliate" of Maine GasCo, which will become a gas utility company within the meaning of Section 2(a)(4) of the Act on or after the date on which it commences making residential and commercial sales of natural gas, the Transaction will require Commission approval under Sections 9(a)(2) and 10 of the Act. In addition, upon consummation of the Transaction, both EEC and EEC Enterprises will be holding companies within the meaning of Section 2(a)(7) of the Act and will be required to register unless they can qualify for exemptions. Accordingly, EEC and EEC Enterprises request an order under Section 3(a)(1), exempting EEC and EEC Enterprises from all provisions of the Act except Section 9(a)(2).
     For the reasons explained below, the Commission should grant approval of the Transaction pursuant to Section 9(a)(2) of the Act based upon the Transaction's compliance with the applicable standards of Section 10 of the Act. In addition, for the reasons described below, the Commission should by order grant EEC and EEC Enterprises exemptions pursuant to Section 3(a)(1) from all of the provisions of the Act (except for Section 9(a)(2) thereof).
A.  Approval of the Transaction under Section 9(a)(2)
     Sections 10(b), 10(c) and 10(f) of the Act set forth the standards for approval of the Transaction. The Transaction satisfies all of the requirements of Section 10 and should therefore be approved. Specifically, as the following discussion more fully explains:
- the Transaction will not tend towards interlocking relations or the concentration of control of public utility companies to the detriment of investors and consumers;

- the consideration, including all commissions and fees, to be paid in connection with the Transaction is reasonable;

- the Transaction will not unduly complicate the capital structure of the EEC holding company system;

- the Transaction is in the public interest and the interests of consumers and investors;

- the Transaction will tend towards the development of an integrated gas utility system; and

-    the Transaction will comply with all applicable State laws.


     1.   Section 10(b)
     Section 10(b) of the Act requires the Commission to approve an acquisition pursuant to Section 9(a)(2) unless the Commission finds that:
     (1) such acquisition will tend towards interlocking relations or the concentration of control of public utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers;

     (2) in case of the acquisition of securities or utility assets, the consideration, including all fees, commissions, and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

     (3) such acquisition will unduly complicate the capital structure of the holding company system of the applicant or will be detrimental to the public interest or the interest of investors or consumers or the proper functioning of such holding company system.

The Applicants respectfully submit that no adverse finding should be made under any of these paragraphs.

a.     Section 10(b)(1)
     Section 10(b)(1) provides that, if the requirements of
Section 10(f) are satisfied, the Commission shall approve an acquisition unless:
     (1) such acquisition will tend towards interlocking relations or the concentration of control of public utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers.
Section 10(b)(1) requires a finding that control is "of a kind or to an extent detrimental to the public interest or the interest
of investors or consumers."   The framers of the Act sought
through Section 10(b)(1) to avoid "an excess of concentration and bigness" and "huge, complex and irrational holding company systems," while preserving the "opportunities for economies of scale, the elimination of duplicative facilities and activities, the sharing of production capacity and reserves and generally more efficient operations" afforded by certain combinations. American Electric Power Co., Inc., 46 S.E.C. 1299, 1307-1309
(1978). The acquisition by EEC, through EEC Enterprises, of at least 50% of the voting securities of Maine GasCo, which will own a small local natural gas distribution system, will not increase the size of EEC in any meaningful way. EEC will be vastly larger than Maine GasCo and will derive only a de minimis part of its revenues (less than 1%) from Maine GasCo's operations. The Transaction will not create an "excess of concentration and bigness" or a "huge, complex or irrational system" but rather, as discussed in more detail below, will afford Maine GasCo the opportunity to achieve the economies of scale and efficiencies, particularly in the areas of management expertise and gas supply, that the Act's framers intended to preserve for the benefit of investors and consumers.
     EEC's current subsidiary utility operations are confined almost exclusively to the State of New York, and its operations will remain predominantly intrastate in character even after acquiring Maine GasCo, which will be immaterial to EEC in terms of size. Furthermore, the Transaction is not undertaken for the purpose of extending EEC's control over regulated public utilities and will not lead to the type of concentration of control over utilities, unrelated to operating efficiencies that
Section 10(b)(1) was intended to prevent. EEC's primary objective in acquiring an interest in Maine GasCo is to position itself to participate, through Maine GasCo, in the growing and increasingly deregulated New England energy market and to provide natural gas service to areas which do not currently receive natural gas service. As explained below, the Transaction will combine the strengths of EEC and Maine GasCo, which will enable them to offer customers a broader array of energy products and services than either company alone could offer, and at the same time create a larger and more diverse asset and customer base, which will create opportunities for operating efficiencies. Finally, Maine GasCo will have its own local management team and work force. The only management interlocks that may be created are only those which are necessary and desirable in order to integrate Maine GasCo fully into EEC's system.
          b.     Section 10(b)(2)
     Section 10(b)(2) provides that an acquisition should be approved unless the price paid:
          is not reasonable or does not bear a fair
          relation to the sums invested in or the
          earning capacity of the utility assets to be
          acquired or the utility assets underlying the
          securities to be acquired.
In its determinations as to whether or not a price meets such standard, the Commission has considered whether the price was decided as the result of arm's length negotiations,5 whether the purchaser's Board of Directors has approved the purchase price,6 the opinions of investment bankers7 and the earnings, dividends, and the book and market value of the shares of the company to be acquired.8
     In this case, EEC, through EEC Enterprises, and CMP Group, through New England Gas, will each make initial capital contributions in proportion to their respective ownership interests so that the total initial capital contribution will equal $20 million. Since Maine GasCo is a newly formed,
_____
5 In the Matter of American Natural Gas Company, Holding Co. Act Release No. 15620 (Dec. 12, 1966).
6 Consolidated Natural Gas Company, Holding Co. Act Release No. 25040 (Feb. 14, 1990).
7    Id.
8 In the Matter of Northeast Utilities, Holding Co. Act Release No. 15448 (April 13, 1966).
privately held entity and, as part of the parties' efforts to minimize costs, no outside investment bankers are involved in the Transaction, the Commission cannot look to investment banker opinions or publicly traded stock information to review the reasonableness of the price. However, the amounts to be invested were determined as a result of arm's length negotiations based on an evaluation of what facilities would be necessary to serve natural gas customers in Maine and were reviewed by the respective Boards of Directors of each party to the Joint Venture Agreement. Furthermore, these financing arrangements have been approved by the MPUC. The MPUC can continue to monitor Maine GasCo's expenditures through its ratemaking proceedings and regulations with regard to other matters. In addition, each party's contribution is to be used to finance the construction and start up of the Maine GasCo System and effectively amounts to a purchase made at cost. In summary, the following factors all lead to the conclusion that the amount to be invested by EEC is fair and does not warrant any of the negative findings that call for disapproval under Section 10(b)(2) of the Act: (i) the amount of the equity contributions to be made have been approved by the MPUC as being in the public interest; (ii) these arrangements were negotiated among the parties on an arm's length basis; and
(iii) as discussed below, the investment constitutes a de minimis portion of EEC's overall capital.
          c.     Section 10(b)(3)

     Section 10(b)(3) directs approval of an acquisition unless the Commission finds that:
          (3) such acquisition will unduly complicate the capital structure of the holding company system of the applicant ... or will be detrimental to ... the proper functioning of such holding company system.
Section 10(b)(3) (along with Section 10(c)(1), discussed below) relates to the corporate simplification standards of Section 11(b)(2), which require that each registered holding company take the necessary steps:
          to ensure that the corporate or continued existence of any company in the holding-company system does not unduly or unnecessarily complicate the structure ... of such holding-company system.

The intent of these requirements is to assure the financial soundness of the holding company system, with a proper balance of debt and equity. No such complexities will result from the Transaction. The Transaction will have a very minimal impact on the capitalization and earnings of EEC. EEC's investment in Maine GasCo, through EEC Enterprises, will take the form of a straightforward equity contribution which will not complicate EEC's capital structure.
     As set forth more fully in the discussion of the standards in Section 10(c)(2), below, and elsewhere herein, the Transaction will create opportunities for EEC's gas operations and Maine GasCo to achieve savings, chiefly in the areas of management expertise and joint management of their respective portfolios of gas supply, transportation and storage assets. In addition, since Maine GasCo will provide, on a non-exclusive basis, natural gas service in areas not currently receiving natural gas service, consumers will benefit from the existence of competition among gas companies and by having more energy choices. The Transaction will therefore be in the public interest and the interest of investors and consumers, and will not be detrimental to the proper functioning of EEC's holding company system. Moreover, as noted by the Commission in Entergy Corporation, et al., 55 SEC Docket 2035 at 2045 (December 17, 1993), "concerns with respect to investors' interests have been largely addressed by developments in the federal securities laws and the securities markets themselves." EEC is currently, and will continue to be, a reporting company subject to the continuous disclosure requirements of the Securities Exchange Act of 1934 following completion of the Transaction, which will provide investors with readily available information concerning EEC. Furthermore, the Transaction is subject to various state regulatory approvals which have been obtained (see Item 4 - Regulatory Approvals, below). For these reasons, the Applicants submit that the Commission would have no basis for making a negative finding under Section 10(b)(3).

     2.   Section 10(c)
     The relevant provisions of Section 10(c) of the Act state that the Commission shall not approve:
               (1) an acquisition of securities or
          utility assets, or of any other interest, which is unlawful under the provisions of section 8 or is detrimental to the carrying out of the provisions of section 11; or

               (2) the acquisition of securities or
          utility assets of a public utility or holding company unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and the efficient development of an integrated public utility system.

The Applicants respectfully submit that the requirements of
Section 10(c) are satisfied.
     Section 10(c)(1) requires that the proposed acquisition not be "unlawful under the provisions of Section 8" or "detrimental to the carrying out of the provisions of Section 11." Section 8, by its terms, only applies to registered holding companies and thus, the Transaction could not be unlawful under Section 8 because EEC is an exempt holding company. Approval of the Transaction will not be detrimental to the carrying out of the provisions of Section 11, which provides, in subsection (b)(1) thereof, that every registered holding company and its subsidiaries shall limit their operations "to a single integrated public-utility system . . . ."  As indicated above, EEC is an exempt holding company and will continue to be entitled to its current exemption following the acquisition of Maine GasCo's voting securities. In this regard, the Commission has held on several occasions that, because Section 11 by its terms applies only to registered holding companies, Section 10(c)(1) does not preclude an acquisition by an exempt holding company of the securities of another public-utility company, even though the existing properties of the exempt holding company and those of the company to be acquired together would not constitute a single integrated system, provided that the acquisition is not unlawful under Section 8 and would have the integrating tendencies required by Section 10(c)(2). See Union Electric Company, 45 SEC 489, 501 (1974), aff'd without opinion sub nom., City of Cape Girardeau v. SEC, 521 F.2d 324 (D.C. Cir. 1975); WPL Holdings, Inc., Holding Co. Act Release No. 24590 (February 26, 1988), aff'd in part and rev'd in part sub nom., Wisconsin's Environmental Decade, Inc. v. SEC, 882 F.2d 523 (D.C. Cir. 1989), reaffirmed 49 SEC Docket 1255 (September 18, 1991); In the Matter of Gaz Metropolitain, Inc., et al., Holding Co. Act Release No. 26170 (November 23, 1994); TUC Holding Company, et al., 65 SEC Docket 301 at 305 (August 1, 1997); and BL Holding Corp., Holding Co. Act Release No. 26875 (May 15, 1998). Accordingly, as long as the acquisition of Maine GasCo by EEC would have the integrating tendencies required by Section 10(c)(2), discussed below, it is of no consequence that other existing properties of EEC (e.g., NYSEG's electric system) would not form a part of the same integrated system as Maine GasCo's gas properties.
     Section 10(c)(2) requires that an acquisition not be approved unless the Commission finds that:

              [S]uch acquisition will serve the public interest by tending towards the economical and efficient development of an integrated public-utility system.
Section 2(a)(29)(B) defines an "integrated public utility system" as applied to gas utility companies as:

              [A] system consisting of one or more gas utility companies which are so located and related that substantial economies may be effectuated by being operated as a single coordinated system confined in its operation to a single area or region, in one or more
              States, not so large as to impair
              (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation:
              Provided, that gas utility companies deriving natural gas from a common source of supply may be deemed to be included in a single area or region.

     Unlike the definition of an "integrated electric utility
system" in Section 2(a)(29)(A) of the Act, physical
interconnection of the component parts of a gas utility system is not required. Furthermore, the Commission has not traditionally required that the pipeline facilities of an integrated system be interconnected.9
     The acquisition by EEC of at least 50% of the voting
securities of Maine GasCo will satisfy the integration standard
_____
9 See In the Matter of Pennzoil Company, Holding Co. Act Release No. 15963 (1968) (finding an integrated system where respective facilities both connected with an unaffiliated transmission company but not each other). See also, In the Matter of American Natural Gas Company, Holding Co. Act Release No. 15620 (1966) ("it is clear the integrated or coordinated operations of a gas system under the Act may exist in the absence of [physical] interconnection").

set forth in Section 2(a)(29)(B) of the Act for the following reasons:
- EEC's investment in, and its ongoing involvement with, Maine GasCo's operations, will be critical to the development of a gas utility system in an area which does not currently receive natural gas service;

- Maine GasCo and NYSEG's gas systems will share a "common source of supply" (the Western Canadian Sedimentation Basin) and will be operated as a "single coordinated system;"

- Maine GasCo will be able to achieve "substantial economies" in gas supply through the increased purchasing power and gas supply coordination that will result from being part of the larger NYSEG gas system; Maine GasCo and its customers will also benefit from NYSEG's expertise in such areas as engineering, construction, mapping, training, meter services and testing, marketing and gas transportation;

- Taking into account the current "state of the art," the area or region served by NYSEG in New York and by Maine GasCo will not be "so large as to impair . . . the advantages of localized management, efficient operation, and the effectiveness of regulation." To the contrary, the day-to-day operations of Maine GasCo will be under the direction of its Manager, who will be located in Maine. The management of Maine GasCo will be independent of, but coordinated with (in order to promote efficient operation) that of NYSEG, and will be subject to effective local regulation by the MPUC; and

- Because of Maine GasCo's size, EEC will continue to qualify for an exemption under Section 3(a)(1) of the Act as an "intrastate" holding company even after acquiring Maine GasCo's voting securities.
Under these circumstances, and because the acquisition of Maine
GasCo will have the integrating features required by Sections 10(c)(2) and 2(a)(29)(b), the Commission should approve the Transaction.
              a.   Single Area or Region
     Although the NYSEG and Maine GasCo retail gas service areas will be separated by a distance of several hundred miles and are located in non-contiguous states, such factors by themselves are not determinative. See MCN Corporation, 62 SEC Docket 2379 (September 17, 1996) (approving acquisition of an interest in a gas utility company by an exempt gas utility holding company whose service area is located more than 500 miles distant in a non-adjoining state). On the contrary, Section 2(a)(29)(B) specifically contemplates that "gas utility companies deriving natural gas from a common source of supply may be deemed to be included in a single area or region." Moreover, in considering whether an "area or region" is so large as to impair "the advantages of localized management, efficient operation, and the effectiveness of regulation," the Commission must consider the
"state of the art" in the industry.  Both the Commission's
precedent and the "state of the art" in the natural gas industry lead to the conclusion that, with the Maine GasCo System
included, EEC's gas utility system will operate as a coordinated system confined in its operation to a single area or region because Maine GasCo and NYSEG will derive natural gas from a common source of supply.
     Neither the Act, the Commission's orders and rulings nor the Commission staff's no-action letters provide a definition as to what constitutes a "common source of supply." Historically, in determining whether two gas companies share a "common source of supply," the Commission has looked to such issues as from whom the distribution companies within the system receive a
significant portion of their gas supply.10  The Commission has also considered both purchases of gas from a common pipeline11 as well as from different pipelines when the gas originates from the same gas field.12 Since the time of most of these decisions, the state of the art in the industry has developed to allow efficient operation of systems whose gas supplies derive from many sources.
     Following consummation of the Transaction, both NYSEG and
Maine GasCo will derive a significant amount of their gas from a common source of supply under Section 2(a)(29)(B). As previously mentioned, NYSEG receives approximately 28.5% of its gas supply from the Western Canadian Sedimentation Basin through the
TransCanada Pipeline.  Maine GasCo will take gas initially from the proposed PNGTS pipeline, which will be interconnected with the TransCanada Pipeline, running out of the Western Canadian
_____
10 See e.g., In the Matter of Philadelphia Company and Standard Power and Light Company, Holding Co. Act Release No. 8242 (1948) ("most of the gas used by these companies in their operations is obtained from common sources of supply"); Consolidated Natural Gas Company, Holding Co. Act Release No. 25040 (1990) (finding integrated system where each company derived natural gas from two transmission companies, although one such company also received gas from other sources).
11 In the Matter of the North American Company, Holding Co. Act Release No. 10320 (1950) (finding Panhandle Eastern pipeline to be a common source of supply).
12 See In the Matter of Central Power Company and Northwestern Public Service Company, Holding Co. Act Release No. 2471
         (1941), in which the Commission declared an integrated system to exist where two entities purchase from different pipeline companies since "both pipelines run out of the Otis field, side by side, and are interconnected at various points in their transmission system; and that they are within two miles of each other at Kearney."
Sedimentation Basin. Moreover, when fully developed, Maine GasCo will continue to receive at least 50% of its gas supply from the Western Canadian Sedimentation Basin through the TransCanada
Pipeline and the PNGTS pipeline.  As noted above, purchases from a common pipeline, as well as purchases from a common gas field, have been found to satisfy the "common source of supply"
requirement of Section 2(a)(29)(B) of the Act. Accordingly, there is substantial evidence that NYSEG and Maine GasCo will share a common source of supply for a significant amount of their respective gas supplies.  In addition, when the Maine GasCo
System is fully developed, it is anticipated that its gas
purchasing needs may become significant enough for economic efficiencies to arise by having consolidated gas purchasing for both NYSEG and Maine GasCo.  Thus, some of NYSEG's and Maine
GasCo's gas supply could be handled on a coordinated basis.
     Any determination of the appropriate size of the area or
region calls for consideration of the "state of the art" in the gas industry. In this regard, the "state of the art" in the gas industry continues to evolve and change, primarily as a result of decontrol of wellhead prices, the continuing development of an integrated national gas transportation network, the construction of new pipeline capacity, the emergence of marketers and brokers, and the "un-bundling" of the commodity and transportation
functions of pipelines and local distribution companies in
response to various FERC and state initiatives.13 Of particular importance has been the development, evolution and operation of market centers, trading hubs, and pooling areas. Today, trading activity conducted at market centers and trading hubs play an increasingly vital role in the overall management of the assets in a gas portfolio (supply, transportation and storage).
     Market centers, trading hubs and pooling areas essentially serve to facilitate transactions through information exchanges, physical exchanges of gas, the provision of transportation related services (e.g., storage, parking), and the aggregation of supplies of all merchants. Trading hubs function primarily as physical transfer points between intersecting pipelines where buyers, sellers and traders can sell, exchange or trade gas or pipeline capacity or redirect deliveries to a different pipeline. Further, various types of unbundled services are typically available at trading hubs, such as temporary storage, parking and loaning of gas, and balancing. Market centers are easily accessible from many parts of the country.  They can be used to
_____
13 The Commission has taken notice of the regulatory and technological changes that have reshaped the natural gas industry over the past two decades. See "The Regulation of Public-Utility Holding Companies," Report of the Division of Investment Management (June 1995), pp. 29 - 31. In its Report, the Division of Investment Management recommended that the Commission "interpret the single area or region requirement [of Section 2(a)(29)] flexibly, recognizing technological advances, consistent with the purposes and provisions of the Act." Id. at 73. The Division also stated that the focus of inquiry under Section 10(c)(2) should be on whether a transaction would promote the economic and efficient development of a utility system and on whether the resulting system would be subject to effective regulation.
arrange storage, transportation or other ancillary services.
Pooling areas facilitate the title transfer of gas at both
production and market points. In addition to the operation of pooling areas by interstate pipelines, several marketing companies provide services by which interested buyers and sellers can exchange gas at such pooling points for a fee.  At some
market centers, hub services, such as parking, loaning, wheeling, and in some instances, title transfer, are also available. Thus, a producer in a given basin may, through such market mechanisms, sell gas to a buyer several pipeline systems away without the payment of additional transportation costs, thus making gas
produced in one basin more competitive with gas produced in a
geographically closer locale.       This represents a significant
change from the last 50 years when LDC's typically bought all of their gas at the city-gate from the interconnecting pipeline.
Such creative arrangements, however, are dependent upon the
existence of significant physical interconnections and market centers between the production area and ultimate delivery point. While these conditions may not currently exist throughout all of the contiguous 48 states, the nation's interstate pipeline system continues to expand at a significant rate, in terms of both long-haul capacity and interregional interconnections. Between 1990 and the end of 1997, capacity additions on the long-haul pipeline systems totaled 12.4 billion cubic feet (Bcf) per day, an increase of about 17%, while interregional capacity additions totaled 11.4 Bcf per day, or about 15%, in the same period. More than 40 projects were completed in 1997 alone. See, Energy Information Agency, "Deliverability on the Interstate Natural Gas Pipeline System," DOE/EIA-0618(98) (Washington, D.C., May 1998),
pp. 32-34. Several new expansion projects have been announced to alleviate capacity constraints in those few areas of the country where they still exist. Moreover, as previously described, market centers and storage capacity are becoming increasingly integrated into the pipeline network. In summing up the current state of the nation's pipeline delivery system, taking into account completion by the end of the year 2000 of projects that will expand transportation capacity from the Rocky Mountains, New Mexico, and West Texas producing areas to Midwest and Northeast markets, the Department of Energy has observed that "the interstate natural gas pipeline network will come closer to being a national grid where production from almost any part of the country can find a route to customers in almost any area."
(Emphasis added).
     As a result of these developments, coordination of the operations of two non-contiguous gas companies is no longer dependent solely upon having contractual capacity on the same interstate pipelines, so long as the two companies both have access to one or more common market centers or trading hubs. Importantly, these developments in the state of the art in the gas industry now allow gas distribution companies operating in a much larger area or region of the country to realize operating economies and efficiencies from coordinated operation that were once thought to be achievable only by contiguous or nearly
contiguous gas companies supplied by the same interstate
pipelines.
     As indicated above, because NYSEG and Maine GasCo will potentially share access through their respective pipeline transporters to industry-recognized market and supply-area hubs, they will have the ability to physically coordinate and manage their portfolios of supply, transportation and storage.  Through such interstate and intrastate pipeline interconnections, market participants such as NYSEG and Maine GasCo will be able to support, if necessary, the underlying physical side of various financial derivatives as a means of managing price volatility.
Maine GasCo expects that such instruments, if appropriate, would be arranged through NYSEG, which already purchases such
instruments in order to help manage its gas costs.
     Given that there is substantial evidence that the
acquisition will have integrating features (e.g., common source of supply, local management, realization of substantial economies and efficiencies through coordinated operation and effective local regulation) and that exempt holding companies like EEC are not subject to the strict integration standards of Section
11(b)(1), the Commission should have little reason to interpret the integration standards of Section 10(c)(2) and Section 2(a)(29)(B), as applied to the Transaction, in a narrow or restrictive manner. In other recent cases involving acquisitions by exempt holding companies, such as Gaz Metropolitain, Inc., et
 al., TUC Holding Company, et al., and MCN Corporation, the Commission has exhibited a willingness to interpret the integration standards of Section 10(c)(2) flexibly, focusing instead on the demonstrated benefits of the transaction from the perspectives of both investors and consumers. It should do the same here.
          b.     Economies and Efficiencies
     EEC's ownership of an interest in Maine GasCo will be
beneficial to the management and operations of the Maine GasCo
System and will result in the requisite economies and
efficiencies.  For example, use of NYSEG's Gas Control System will allow Maine GasCo to avoid incurring significant costs in attempting to replicate such facilities, as discussed in more detail below.  Moreover, a Commission finding of "efficiencies and economies" may be based "on the potential for economies
presented by the acquisition even where these are not precisely quantifiable." See American Electric Power Co., 46 SEC 1299,
1322 (1978); accord, Centerior Energy Corp., Holding Co. Act
Release No. 24073 (April 29, 1986) ("specific dollar forecasts of future savings are not necessarily required; a demonstrated potential for economies will suffice even when these are not precisely quantifiable"). In this case, the Applicants believe that the Transaction will provide significant financial and organizational advantages to Maine GasCo and as a result, the potential for substantial economies and efficiencies should be found to meet the standard of Section 10(c)(2) of the Act.
Although the parties have not tried to quantify the value of all the resulting economies and efficiencies, they believe that
having experienced management and certain centralized services will increase the efficiency of Maine GasCo's operations
significantly.
     Combining the systems of Maine GasCo and NYSEG will result in the economic and efficient development of a coordinated gas system because NYSEG and Maine GasCo will centralize certain computer systems.  Significant day-to-day centralization between the Maine GasCo System and the existing NYSEG gas system will occur via Maine GasCo's use of NYSEG's Gas Control system ("GC System"). Maine GasCo will have a direct line to the GC System and large customer or marketer inquiries will be handled through an internet Electronic Bulletin Board, which is maintained by
NYSEG's GC System personnel and where customer data will be
available to Maine GasCo.  NYSEG's GC System personnel will
provide frequent consulting services to the Maine GasCo personnel on how to operate their link with the GC System and how to handle other customer service related matters. GC System personnel, in conjunction with Maine GasCo, will also be responsible for reaching the appropriate operational personnel to respond to emergency situations when necessary. It is currently contemplated that Maine GasCo will use NYSEG's GC System to
monitor its operations around the clock.  Maine GasCo, in
conjunction with GC System personnel, will gather transportation customer usage data via electronic meters and check usage against customer nominations through the use of electronic measurement equipment. Maine GasCo, again in conjunction with GC System personnel, will monitor pressures and gas flow on its distribution system, which will ensure that its distribution system is not over pressurized and that actual gas usage is in balance with pipeline nominations. If actual gas usage is not in balance with pipeline nominations, GC System personnel, in conjunction with Maine GasCo, will make nomination changes with the interstate pipelines to flow more gas or to cut gas supplies. Actual gas flows for Maine GasCo's sales customers and transportation customers will be compared to pipeline data for each pipeline interconnect. The GC System and personnel are currently responsible for over 80 connection points with interstate pipelines and local gas production. The additional interconnection points which Maine GasCo will have will be integrated into NYSEG's existing software and hardware
applications.  This arrangement will also benefit NYSEG by
permitting it to more efficiently use existing personnel and computer resources.  If Maine GasCo were to attempt to develop its own GC System, it would incur significant start-up costs.
The parties have estimated that the cost to Maine GasCo of
developing its own comparable GC System would likely exceed $1 million. In addition, Maine GasCo would have to hire additional employees to operate the system and would also incur other personnel and personnel training costs.
     NYSEG's experience in the market for gas supply and access to gas supplies will prove useful to Maine GasCo, as discussed in more detail below, and will complement the financial strength EEC brings to Maine GasCo's operations. NYSEG's GC System and personnel work closely with NYSEG's gas acquisition group, which is responsible for planning and purchasing NYSEG's gas supply requirements. NYSEG's gas acquisition group, in conjunction with Maine GasCo, will coordinate the purchase, scheduling and delivery of gas, transportation capacity and related financial risk management products.  Applicants also state that, while
Maine GasCo will always be able to purchase gas from unaffiliated suppliers, Applicants expect NYSEG's gas acquisition group to provide these services for the foreseeable future.  Such
coordination will involve the development of periodic gas
acquisition plans for Maine GasCo.  In this regard, it is
important to note that because Maine GasCo will have a direct line into the GC System, Maine GasCo will have access to the information available from electronic bulletin boards monitored by NYSEG's gas acquisition group and GC System personnel and will be able to communicate directly as necessary with NYSEG's gas acquisition group and GC System personnel on a day-to-day basis to schedule gas purchases and delivery based on anticipated projections of customer growth on the Maine GasCo System, weather conditions and market price volatility.
     NYSEG's gas acquisition group, in conjunction with Maine
GasCo, will procure gas supply based upon forecasted weather and gas prices for various supply basins and associated
transportation costs from those basins and will work with
producers, marketers and pipelines to efficiently move natural gas to the Maine GasCo System.  In addition, NYSEG's gas
acquisition group will maximize the value from pipeline capacity by doing capacity release when capacity is not needed and
rebundled gas sales when appropriate.  NYSEG's gas acquisition group will track purchased gas and its movement through the interstate pipelines and through the Maine GasCo System utilizing a sophisticated accounting and tracking system which is necessary for matching purchased gas against producer and pipeline bills. NYSEG's gas acquisition group, using a given Maine GasCo customer's load profile, will attempt to find gas supply,
pipeline capacity, and gas balancing which, when repackaged, meets or beats such customer's fuel alternative. To that end, NYSEG's gas acquisition group will arrange to purchase gas from producers from the common supply basins that are accessible by
Maine GasCo and NYSEG, currently the Western Canadian
Sedimentation Basin, and various hubs and market centers across the country. In addition, Sable Island gas supply via the M&N pipeline will be available to Maine GasCo and to NYSEG via the Tennessee Gas Pipeline, which connects New York and New England.
At the same time, Gulf Coast gas supply will be available to
Maine GasCo via the Tennessee Gas Pipeline. NYSEG already holds capacity on the Tennessee Gas Pipeline and will be able to take advantage of arbitrage possibilities as a result.
     NYSEG's gas acquisition group works with NYSEG's assets or contracted assets, and will work with Maine GasCo's assets, to manage weather related swings in customer requirements and at the same time provide reliable gas supply to Maine GasCo at the lowest possible cost.  By increasing the purchasing power as a result of its providing gas and other purchasing services to
Maine GasCo, the addition of the Maine GasCo System to NYSEG's existing gas system will create a larger combined system able to capture greater economies of scale and scope in such purchasing activities which is necessary in today's competitive energy market. Furthermore, since NYSEG sells gas primarily to temperature-sensitive residential and small commercial customers, NYSEG's system's load factor will be similar to Maine GasCo's.
NYSEG has substantial experience in operating a disaggregated service territory, much like the proposed natural gas system of
Maine GasCo, which will operate off of two pipelines with
multiple gate stations.  NYSEG's experience in a similar
environment will no doubt benefit Maine GasCo.  The coordination of NYSEG's gas acquisition group with the Maine GasCo System will save Maine GasCo considerable start-up costs for hardware and software, as well as personnel training and ongoing O&M costs.
     Finally, as previously discussed, NYSEG's management is
highly trained and experienced in providing gas distribution services. It has brought its technological, operations, gas purchasing, customer service and regulatory expertise to Maine
GasCo, and can pass on that expertise to Maine GasCo.  CMP Group does not have an equivalent level of experience in operating a local natural gas distribution company and will derive
substantial benefits from NYSEG's expertise. The value of such expertise and services is not readily quantifiable. However, although the parties have not tried to quantify the value of these services, they believe that having experienced management advice readily available to Maine GasCo will increase the efficiency of Maine GasCo's operations significantly and will also permit EEC to utilize its personnel in a more efficient manner.
      In general, it is important to remember that Maine GasCo
will have very limited direct staffing personnel to operate the local natural gas distribution system. At each step in the construction, development, operation, marketing and promotion of the Maine GasCo System, the Maine GasCo System has and will
benefit from NYSEG's existing expertise in these areas as well as NYSEG's rate and pricing expertise. Thus far, NYSEG's management and engineering personnel have been closely involved in the
process of making day-to-day determinations with regard to the installation and location of Maine GasCo's main pipeline and distribution system. Similarly, NYSEG has worked with Maine GasCo to decide the type of meter reading system that Maine GasCo will use and has lent its expertise with both automated and labor intensive meter reading systems to evaluate the best option for the Maine GasCo System.  NYSEG has also provided advice with respect to pipeline system safety and gas appliance
infrastructure and marketing.  In each instance, NYSEG has
provided Maine GasCo with existing expertise in operating a local natural gas distribution system in this decision making process, which will allow Maine GasCo to develop an efficient system in an efficient manner. Without NYSEG's existing expertise in these areas, Maine GasCo would have to hire consultants to provide the ongoing training of its personnel as well as hire additional personnel to conduct these operations.
     NYSEG's experience in operating a local natural gas
distribution system will enable Maine GasCo to construct a safe and efficient system of its own.  Maine GasCo plans to construct its system to current NYSEG standards, ensuring a higher level of safety than most utilities provide. NYSEG's expertise in the gas industry will be instrumental to establishing and maintaining this level of safety. Furthermore, Maine GasCo has followed, and will continue to follow, NYSEG's approach to contracting with third parties for the provision of construction and mapping
services.  Maine GasCo has entered into "alliance" contracts in which it will work as a team with the contractors in order to complete the project successfully. NYSEG has used this approach in New York to its significant benefit.
     Similarly, as Maine GasCo will provide a new service in its territory, its marketing plans are of particular importance. Here again, centralized planning has benefitted, and will continue to benefit, Maine GasCo. Maine GasCo's initial promotional material and informational booklets distributed to potential customers were modeled on (and are virtually identical to) those used by
NYSEG. NYSEG currently oversees the advertising, promotions and direct mailings for Maine GasCo and will help to develop incentive programs for Maine GasCo.
     The EEC system will also meet the requirement that it be
"not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized
management, efficient operation and the effectiveness of
regulation." In In The Matter of American Natural Gas Company, Holding Co. Act Release No. 15620 (Dec. 12, 1966), the Commission found that the American Natural Gas system would meet the above requirement after its acquisition of an Indiana gas utility:
              Although  American Natural will provide
              certain central facilities, equipment and
              personnel ... Central Indiana will retain its
              own local management and board of directors,
              a majority of whom will be residents of
              Indiana.   Central Indiana will continue to
              be subject to regulation by the Public
              Service Commission of Indiana.
Maine GasCo will be operated in a similar manner.   While, as
discussed above, Maine GasCo may receive a number of centralized services from NYSEG (i.e., gas supply and control, gas transportation, engineering, construction, mapping, training, meter services and meter testing and marketing), allowing it to capture economies and efficiencies for the Maine GasCo System, the Maine GasCo System will be operated on a day-to-day basis by a local operator (Maine GasCo), and the Maine GasCo System will be regulated by the MPUC with regard to rates, affiliate transactions, accounting, service standards, territory served, the issuance of securities maturing more than one year after the date of issuance, and various other matters. Thus, the Maine
GasCo System will be locally operated and locally regulated, but will have the economic advantage of certain centralized services.
         3.   Section 10(f)
         Section 10(f) provides that:
              The Commission shall not approve any
              acquisition ... under this section unless it appears to the satisfaction of the Commission that such State laws as may apply in respect of such acquisition have been complied with, except where the Commission finds that compliance with such State laws would be detrimental to the carrying out of the provisions of section 11.
     As explained below in Item 4 - Regulatory Approvals, certain aspects of the Transaction require approval of the MPUC. The
MPUC has authorized CMP Group, through Maine GasCo, to provide on a non-exclusive basis natural gas service in certain areas in Maine and has approved the formation and initial capitalization of Maine GasCo. Copies of such orders are attached hereto as Exhibits D-1 and D-2, respectively.
B.  The Exemption under Section 3(a)(1)
     Neither EEC nor EEC Enterprises intends to register as a holding company under the Act. As demonstrated below, EEC and EEC Enterprises respectfully submit that they should both be granted, by Commission order, exemptions under Section 3(a)(1) of the Act. Section 3(a)(1) of the Act exempts a "holding company" from all of the provisions of the Act (except for Section 9(a)(2) thereof) if:

              such holding company, and every subsidiary company thereof which is a public-utility company from which such holding company derives, directly or indirectly, any material part of its income, are predominately intrastate in character and carry on their business substantially in a single State in which such holding company and every such subsidiary company thereof are organized.

EEC and EEC Enterprises will satisfy such requirements.
     EEC, NYSEG and NGE Generation all are organized and carry on their business substantially in the State of New York.
Neither EEC, NYSEG, nor NGE Generation will derive any material part of its income from a utility company that carries on its business and/or is organized outside of the State of New York. Maine GasCo will be significantly smaller than EEC. (See footnote 3, above). The acquisition and ownership of Maine GasCo voting securities by EEC will therefore have no impact on the continuing entitlement of EEC to its exemption under Section 3(a)(1) of the Act.

     In addition, EEC Enterprises should also be granted an
exemption under Section 3(a)(1) below. EEC Enterprises and Maine GasCo are both organized and will carry on their business in the State of Maine and neither EEC Enterprises nor Maine GasCo will derive any part of its income from a utility company that carries on its business and/or is organized outside of the State of
Maine.
     Section 3(a) of the Act provides that, if an applicant
satisfies the objective requirements for an exemption, the
applicant shall be granted the exemption, "unless and except insofar as [the Commission] finds the exemption detrimental to the public interest or the interest of investors or consumers."
In assessing whether a proposed exemption is "detrimental," the Commission has focused upon the presence of state regulation, establishing that federal intervention is unnecessary when state control is adequate. See, e.g., KU Energy Corp., Holding Co. Act Release No. 25409 (November 13, 1991); CIPSCO Inc., Holding Co.
Act Release No. 25152 (September 18, 1990).14
     The Commission should find that sufficient safeguards exist under state law to ensure that no potential adverse consequences would result from the Transaction. As discussed above, the MPUC has approved the formation and initial capitalization of Maine
_____
14 Furthermore, the Commission Staff has stated its support for greater flexibility in the administration of existing exemptions in consultation and cooperation with state regulators. See, Division of Investment Management, The Regulation of Public Utility Holding Companies, supra, at 119-20.

GasCo and the MPUC will regulate Maine GasCo with regard to rates, affiliate transactions, accounting, service standards, territory served, the issuance of securities maturing more than one year after the date of issuance, and various other matters.

Item 4.     Regulatory Approvals.
     The formation of Maine GasCo and the construction and
financing of Maine GasCo's natural gas distribution system are subject to the jurisdiction of the MPUC. The MPUC has issued orders authorizing CMP Group to provide natural gas service on a non-exclusive basis,15 through Maine GasCo, in certain areas of
_____
15 In authorizing CMP Group, through Maine GasCo, to provide natural gas service on a non-exclusive basis, the MPUC noted at page 5 of its order in Docket No. 96-786:

              "[A]s a general matter, authorizing more than one LDC to serve an area will result in beneficial competition to obtain adequate customer load to build and serve an area in a manner that may very likely "grow the market" so that system expansion may ultimately be greater than it would be if only a single entity was authorized to serve. Nor do we expect that market inefficiencies, such as uneconomic duplication of facilities and lost economies of scale, will predominate or necessarily result in higher prices to end-users. We expect that the efficiencies and product diversification that are the hallmarks of competition will result in system expansion that is at least as socially beneficial as that which could be achieved by traditional means as a regulated monopoly service.

              Moreover, we do not believe that, if
              customers are the selecting mechanism,
              benefits would accrue to only the largest customers to the detriment of smaller customers. Beneficial deals and discounts to large customers may make it more imperative for the entity to obtain additional small customers in order to increase throughput and achieve an adequate return on infrastructure development. Consequently, competition among providers could ultimately drive deeper penetration levels within a given area.

              Consequently, we conclude that economic
              efficiencies and the public interest in safe and adequate service and facilities and orderly infrastructure development will be amply served by allowing multiple gas utilities to compete to serve an area . . .
              The policy has encouraged aggressive and innovative proposals for development of service to previously unserved areas. We see no benefit in cutting off competition at this point and foreclosing further benefits that it may provide."

Maine not currently receiving natural gas service and has also authorized the formation and initial capitalization of Maine GasCo. Copies of such orders are attached hereto as Exhibits D-1 and D-2, respectively.
     No other state or federal commission has jurisdiction over the Transaction.

Item 5.     Procedure.
     The Applicants hereby request that the Commission publish a notice under Rule 23 with respect to the filing of this Application as soon as practicable and that the Commission's order be issued as soon as possible in order that Maine GasCo can begin serving Maine customers. A form of notice suitable for publication in the Federal Register is attached hereto as Exhibit H-1.
     The Applicants do not believe that there should be a recommended decision by a hearing officer or any other responsible officer of the Commission or that there should be a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective. The Applicants request that the Commission's order become effective immediately upon the entry thereof. The Applicants consent to the Division of Investment Management assisting in the preparation of the Commission's decision or order in this matter, unless such Division opposes this application.

Item 6.     Exhibits and Financial Statements.
NO.       DESCRIPTION                                 METHOD OF FILING
(a)    Exhibits
A-1  Articles of Organization of CMP Natural Gas,          Previously
     L.L.C. ("Maine GasCo.")                          filed.

B-1      Joint Venture Agreement dated as of November      Previously
         12, 1997 between Central Maine Power              filed.
         Company ("CMP") and New York State Electric
         & Gas Corporation.

D-1      Order of the MPUC in Docket No. 96-786            Previously
         authorizing CMP Group to furnish, through         filed.
         Maine GasCo, natural gas service in
         certain areas of Maine.

D-2      Order of the MPUC in Docket No. 98-077            Previously
         authorizing the formation and capitalization      filed.
         of Maine GasCo.

E-1      Map of natural gas service area of                Previously
         Maine GasCo.                                      filed.
                                                           (paper format
                                                           filing)

F-1      Preliminary opinion of Huber Lawrence &           Filed herewith.
         Abell, counsel to Energy East Corporation and Energy East Enterprises, Inc.

F-2      Past-tense opinion of Huber Lawrence &            To be filed by
         Abell, counsel to Energy East Corporation         amendment.
         and Energy East Enterprises, Inc.

H-1      Proposed form of Federal Register Notice.         Previously
                                                           filed.

(b)      Financial Statements

1.1      Balance sheet of Energy            Incorporated herein by
         East Corporation                   reference to Form 10-Q for the
         (consolidated)                     quarter ended September 30,
         as of September 30, 1998.          1998 filed by Energy East
                                            Corporation - File No. 1-
                                            14766.

1.2      Statements of Income and           Incorporate herein by
         Retained Earnings of Energy        reference to Form 10-Q for the
         East Corporation                   quarter ended September 30,
         (consolidated) as of               1998 filed by Energy East
         September 30, 1998.                Corporation - File No. 1-
                                            14766.

Item 7.     Information as to Environmental Effects.
     The Applicants do not believe that the Transaction would involve a "Major federal action" nor would it "significantly affect the quality of the human environment" as those terms are used in Section 102(2)(c) of the National Environmental Policy Act. The only federal actions related to the Transaction pertain to the Commission's approval of this application and granting of the exemptions requested herein. The Transaction would not result in changes in the operations of EEC that would have any impact on the environment. No Federal agency has prepared or is preparing an environmental impact statement with respect to the Transaction.

                                   SIGNATURES
     Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, the undersigned companies have duly caused this Amendment No. 1 to be signed on their behalf by the undersigned thereunto duly authorized.

                                   Energy East Corporation

Date: January 29, 1999             By:   Kenneth M. Jasinski
                                         Kenneth M. Jasinski, Esq.
                                         Senior Vice President and
                                         General Counsel


                                   Energy East Enterprises, Inc.

Date: January 29, 1999             By:   Kenneth M. Jasinski
                                         Kenneth M. Jasinski, Esq.
                                         Treasurer and Chief Financial
                                         Officer

                                  APPENDIX A
                            PROPOSED SERVICE AREAS


Rumford                  Hampden                  Bath
Mexico                   Orrington                Freeport
Dixfield                 Bucksport                Yarmouth
Bethel                   Clinton                  North Yarmouth
Farmington               Waterville               Baileyville
                                                  (Woodland)
Wilton                   Winslow                  Bridgton
Jay                      Fairfield                Casco
Livermore                Madison                  Durham
Livermore Falls          Oakland                  Gray
Millinocket              Skowhegan                Harrison
East Millinocket         Norridgewock             Naples
Medway                   Augusta                  Norway
Lincoln                  Gardiner                 Otisfield
Howland                  Randolph                 Oxford
Orono                    Hallowell                Paris
Old Town                 Farmingdale              Pownal
Milford                  Manchester               Raymond
Veazie                   Winthrop                 Standish
Bangor                   Topsham                  Windham
Brewer                   Brunswick